Exhibit 21

CONSOLIDATED WATER CO. LTD. AND SUBSIDIARY COMPANIES

Subsidiaries of the Registrant

     The following list includes all of the Registrant’s wholly-owned subsidiaries as of December 31, 2004. All subsidiaries of the Registrant appearing in the following table are included in the consolidated financial statements of the Registrant.

Name of Subsidiary	Jurisdiction of Incorporation
Belize Water Limited	Belize
Cayman Water Company Limited	Cayman Islands
DesalCo Limited	Cayman Islands
DesalCo (Barbados) Ltd.	Barbados
Ocean Conversion (Cayman) Limited	Cayman Islands
Waterfields Company Limited	Commonwealth of the Bahamas